Exhibit 99.2

Directors' Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 8 January 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 46 pence per share under the Cable & Wireless Share Purchase Plan: –

Graham Wallace – 271 Ordinary Shares
Adrian Chamberlain – 218 Ordinary Shares
Robert Lerwill – 272 Ordinary Shares